UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   ESNI, Inc.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    269156105
                                    ---------
                                 (CUSIP Number)

                                Joshua Wurzburger
                                  c/o CRC, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 906-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 13, 2002
                                -----------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

--------------------------------------------------------------------------------
   CUSIP No. 269156105                  13D                 Page 2 of 7 Pages
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      CRC, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                  (b) [  ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC (see Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
          SHARES                    0
       BENEFICIALLY          ---------------------------------------------------
      OWNED BY EACH           8     SHARED VOTING POWER
        REPORTING                   2,526,942 (see Item 5)
       PERSON WITH           ---------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                        0
                             ---------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    2,526,942 (see Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,526,942 (see Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES[  ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 269156105                  13D                 Page 3 of 7 Pages
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      Joshua Wurzburger

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                  (b) [  ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      AF (see Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
          SHARES                    0
       BENEFICIALLY         ----------------------------------------------------
      OWNED BY EACH           8     SHARED VOTING POWER
        REPORTING                   2,526,942 (see Item 5)
       PERSON WITH          ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                    0
                            ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    2,526,942 (see Item 5)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,526,942 (see Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES[  ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1.   Security and Issuer.

      This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of ESNI, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 20 Hill Street, Millford, Connecticut 06460.

Item 2.   Identity and Background.

      (a) - (c) This Statement is being filed on behalf of CRC, Inc. ("CRC") and Joshua Wurzburger (collectively, the "Reporting Persons"), and their agreement jointly to file this Statement is attached hereto as Exhibit 1.

      CRC is a New York corporation that provides management personnel and other resources to assist businesses with implementation of project-related information technology solutions.

      Mr. Wurzburger is the President, sole shareholder and sole director of CRC.

      The business address of each of the Reporting Persons is c/o CRC, Inc., 1290 Avenue of the Americas, New York, New York 10104.

      (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Wurzburger is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

      On February 13, 2002, in connection with the transactions described in
Item 4, the Company issued to CRC a warrant (the "Warrant") to acquire up to 2,526,942 shares Common Stock at the exercise price of $0.122 per share, subject to customary anti-dilution adjustments. The Warrant is immediately exercisable, in whole or in part, and expires on the later of (i) February 13, 2012 or (ii) the second anniversary of the repayment of all amounts advanced or loaned to the Company by CRC. The Company granted CRC registration rights in connection with the issuance of the Warrant.

Item 4.   Purpose of Transaction.

      The Reporting Persons acquired shares of Common Stock reported as beneficially owned by them for investment purposes and as consideration for providing certain loan commitments to the Company.


                                Page 4 of 7 Pages

      On February 13, 2002, the Company consummated the transactions contemplated by that certain contribution agreement (the "ESNI Contribution Agreement") by and among CRC, the Company and E-Sync Networks, LLC (the "JV"). Pursuant to the ESNI Contribution Agreement, the Company contributed substantially all of its assets and certain liabilities to the JV and CRC contributed certain assets to the JV. In addition, CRC agreed to provide a loan commitment in the aggregate amount of $2.0 million to the Company and the JV. As a result of the consummation of the transactions described above, the Company acquired a 51% equity interest in the JV and CRC acquired a 49% equity interest in the JV.

      Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any event described in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than plans or proposals of the Company which have been publicly disclosed by the Company.

Item 5.   Interest in Securities of the Issuer.

      (a) As set forth in Item 4, the Reporting Persons may be deemed to beneficially own, directly or indirectly, an aggregate of 2,526,942 shares of Common Stock, representing approximately 24.9% of the 7,630,442 shares of Common Stock outstanding.

      (b) Based on the transactions contemplated by the ESNI Contribution Agreement, the Reporting Persons may be deemed to share power to vote and to dispose of the shares of Common Stock reported in this Statement.

      (c)   None.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      CRC, the Company and the JV are parties to the ESNI Contribution Agreement. See Item 4.

      CRC and the Company are parties to that certain Registration Rights Agreement, dated as of February 13, 2002, whereby the Company has agreed to register with the Securities and Exchange Commission the shares of Common Stock to be acquired upon exercise of the Warrant.

      Except as disclosed in this Statement, the Reporting Persons do not have any contracts, arrangements, understandings or other relationships with respect to the securities of the Company.


                                Page 5 of 7 Pages

Item 7.  Material to be Filed as Exhibits.

    1 Agreement of Joint Filing between CRC and Mr. Wurzburger, dated February 22, 2002

    2 Contribution Agreement, dated as of August 6, 2001, by and among the JV, the Company and CRC (incorporated by reference from the Current Report on Form 8-K filed by the Company on August 13, 2001)

    3 Common Stock Purchase Warrant to acquire 2,526,942 shares of Common Stock issued by the Company to CRC dated February 13, 2002

    4 Registration Rights Agreement, dated as of February 13, 2002, by and between the Company and CRC



                                Page 6 of 7 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  February 22, 2002


                              CRC, INC.

                              By: /s/ JOSHUA WURZBURGER
                                 ---------------------------------
                                 Name:  Joshua Wurzburger
                                 Title: President



                                 /s/ JOSHUA WURZBURGER
                                ----------------------------------
                                JOSHUA WURZBURGER



                                Page 7 of 7 Pages